Exhibit 4.3

Execution copy

Shareholders Agreement

BETWEEN:	TELECOM ITALIA INTERNATIONAL N.V., a company duly organized and existing under the laws of The Netherlands, with its registered office at “Atrium” 3111, Strawinskylaan 65 Floor, 1077 ZX Amsterdam (“TII”), on one side;

AND:

W de Argentina - Inversiones S.L., a company duly organized and existing under the laws of the Kingdom of Spain with its registered office at Calle Emilio Calzadilla no. 5,3° Piso, Santa Cruz de Tenerife, Spain. (“LOS W”) and

Los W S.A., a company duly organized and existing under the laws of Argentina, the guarantor company of LOS W, with its registered offices at Avenia Madero 900, Buenos Aires, Argentina (“LOS W Guarantor Company”) and

Leo Werthein, Daniel Werthein, Adrian Werthein and Gerardo Werthein (the “LOS W Controlling Shareholders”) on the other side.

WHEREAS

a)	TII holds, directly and indirectly through its Affiliate, 50% of the ordinary voting share capital of Nortel, which in turn owns approximately 54.74% of Telecom Argentina.

b)	TII and France Cable et Radio S.A., together with their respective Affiliates, all currently holding a stake in Nortel, are willing to incorporate a company (“Newco”) and to contribute, subject to the specific approval of the competent Argentinean authorities, their respective participation in Nortel equal to 33.89% each.

c)	Upon the contribution referred to above, TII will hold 50% of the ordinary voting share capital of Newco, which will own 67.78% of the share capital of Nortel.

d)	LOS W is willing to acquire from France Cables et Radio S.A., and Atlas Communications S.A. participation in Newco, 48% of Newco share capital. As a consequence of FT Transfer, as defined below, LOS W shall become, upon the execution of the relevant share purchase agreement or other instruments, shareholder of Newco and will therefore hold directly or indirectly a participation in Telecom Argentina Group.

e)	LOS W and TII acknowledge that Telecom Argentina is directly negotiating the restructuring of its debt and as a consequence of such negotiations the percentage owned by Nortel could fall below 50% of Telecom Argentina voting share capital.

f)	LOS W and TII, in their capacity of shareholders of Newco, wish to enter into this Agreement in order to govern their relationship, rights and obligations in relation to the governance of Telecom Argentina Group, as defined below, at the terms and conditions set out below.

NOW therefore and in consideration of the above premises, which constitute an integral part of this Agreement, it is hereby agreed as follows:

ARTICLE 1- DEFINITIONS

1.1	For the purposes of this Agreement, the following terms shall have the meaning set forth below:

“Advisory Committee” shall mean the Advisory Committee formed by the Parties pursuant to Section 5.

“Affiliate” shall mean, with respect to any specified Party, any person or legal entity directly or indirectly controlling, controlled by, or under common control with such specified Party.

“Agreement” shall mean this Shareholders Agreement.

“Authority” means the Argentinean telecommunications authority.

“Authorization” means any permit, approval, license and other authorization from or through a Governmental Entity or other comparable competent body that must be obtained by TII, LOS W, any companies of the Telecom Argentina Group or any of their respective Affiliates in connection with the operation or ownership of the Company.

“Closing” shall mean the coming into force of this Agreement, as set out in Section 18.1 below.

“Company” shall mean Newco, or, for any reason whatsoever Newco will not be formed, shall mean Nortel.

“Control” means (i) the ownership, in the case of a corporation, of more than 50% of the common shares of such corporation with voting rights or, in the case of any other entity, the ownership of a majority of the beneficial or voting interest of such entity or (ii) the power, directly or indirectly, to direct the management of the controlled person or entity, whether through the ownership of voting securities, by contract or otherwise. An investment fund, directly or indirectly, managed by a Party, or any of such Party’s Affiliates, shall be considered as controlled by such Party; and “controlling” and “controlled” shall have similar meanings.

“Corporate Bodies” shall mean any meeting of the Shareholders, of the Board of Directors and/or of any Committee, if any, of Telecom Argentina Group.

“FT Transfer” shall mean any transfer by France Cables at Radio S.A. and Atlas Communications S.A. of their respective direct or indirect participation in Telecom Argentina Group, to LOS W or any of its Affiliates.

“Governmental Entity” means any court or tribunal in any jurisdiction or any federal, state, municipal, national, provincial, domestic, foreign or other governmental agency, department, commission, board, bureau or other governmental authority or instrumentality.

“ICC” means the International Chamber of Commerce (Paris).

“Nortel” shall mean Nortel Inversora S.A.

“Party” and “Parties” means, collectively and individually, LOS W and TII, including their respective assignees and successors.

“Parties’ Prior Meeting” shall mean the meeting of the Parties’ representatives pursuant to Section 4 below.

“Person” means any individual, partnership, association, joint stock company, joint venture, corporation, trust, unincorporated organization, limited liability company, government (or agency or political subdivision thereof) or other entity.

“Shares” shall mean any and all issued and outstanding shares of the Company’s capital stock including all preferential rights to acquire shares of the Company through subscription and all instruments convertible into shares of the Company capital stock.

“Subsidiaries” shall mean any company directly and/or indirectly controlled by Nortel and/or Telecom Argentina.

“Supermajority Matters” shall mean the issues listed in Section 4.6.

“Telecom Argentina” shall mean Telecom Argentina-Stet France Telecom S.A.

“Telecom Argentina Group” shall mean collectively Newco, Nortel, Telecom Argentina and its respective Affiliates.

“Telecom Competitor” shall mean a Person or group of Persons (including its Affiliates) not being TII or any of its Affiliates that (or in the case of a group has a member or members that) directly or indirectly (i) competes or is in the process of starting to compete with any company of the Telecom Argentina Group in the field of telecommunication services in the area in which the Telecom Argentina Group is active or (ii) that competes with all or a part of the core telecommunications business of TII or any of its Affiliates in Europe and/or South America.

1.2	Interpretation. In this Agreement and in the Exhibits hereto, except to the extent that the context otherwise requires:

(a)	the headings are for convenience only and shall not affect the interpretation of this Agreement;

(b)	unless otherwise specified, references to Chapters, Sections, clauses, paragraphs and Exhibits are references to Chapters, Sections, clauses and paragraphs of, and Exhibits to, this Agreement;

(c)	references to any document or agreement, including this Agreement, shall be deemed to include references to such document or agreement as amended, supplemented or replaced from time to time in accordance with its terms and (where applicable) subject to compliance with the requirements set forth therein; and

(d)	references to any party to this Agreement or any other document or agreement shall include its successors and permitted assignees.

ARTICLE 2 – SCOPE OF THE AGREEMENT

2.1	This Agreement establishes the principles and modalities of the management of Telecom Argentina Group by the Parties. These principles and modalities shall be applied to the fullest extent permitted under applicable law. This Agreement applies to the Company, Nortel, Telecom Argentina and any of their respective Subsidiaries within Telecom Argentina Group.

2.2	The Parties shall, and shall cause their respective representatives, to take all actions that are necessary, at the level of any Corporate Bodies in order to duly implement and comply with the provisions of this Agreement and to duly implement and strictly comply with the decisions taken in compliance with the provisions contained in this Agreement.

2.3	Telecom Argentina Group shall conduct its business and operation in accordance with this Agreement, its Exhibits and the By-Laws. In the event of any discrepancy, ambiguity or conflict arising between the terms of this Agreement, and those of the By-laws, the terms of this Agreement shall prevail.

ARTICLE 3. BOARD COMPOSITION AND AUDITORS

3.1	The Parties agree that they shall procure the appointment of no less than the majority of the Directors of any company within Telecom Argentina Group.

TII shall be entitled to nominate the Chairman and the secretary of the Board of Directors of Telecom Argentina Group Board of Directors, and LOS W shall be entitled to nominate the Vice President of Telecom Argentina Group Board of Directors.

Should any shareholders of any company of the Telecom Argentina Group, other than, directly or indirectly, LOS W and TII, through the cumulative vote or through any other mechanism or right, be entitled at any time to appoint one or more members in any Corporate Bodies (“Minority’s Member”), the Parties shall take those actions – including the increase of the number of the members of the relevant Corporate Bodies – so that, in any event, they are entitled to nominate in the aggregate the absolute majority of the members of such Corporate Bodies, together with their respective alternates of which, in the case of Telecom Argentina and/or any Subsidiaries, the majority of such members nominated by the Parties will be nominated by TII in compliance with the rules set forth herein, provided however that should LOS W be entitled to appoint one or more member in any Corporate Bodies, through its direct participation owned by it or its Affiliates, of Nortel, Telecom Argentina and/or its Subsidiaries, it will abstain to make such appointment unless otherwise agreed in writing between the Parties.

3.2 NEWCO BOARD OF DIRECTORS AND AUDITORS

3.2.1	The Board of Directors of Newco shall be composed of six (6) members, three (3) of which, together with alternates, shall be nominated by TII and three (3) of which, together with their alternates, shall be nominated by LOS W.

3.2.2	The Board of Directors of Newco shall validly resolve upon any matter with the affirmative vote of the majority of the members attending the meeting.

3.2.3	The internal auditors of Newco shall number three (3), of which two (2) nominated by TII, one (1) by LOS W. The external auditors will be jointly selected by the Parties, among auditing firms of international reputation.

3.3	NORTEL BOARD OF DIRECTORS

3.3.1	The Board of Directors of Nortel shall be composed of six (6) members, five (5) of which, together with their alternates, nominated by the Company and one (1) of which, together with his alternate, nominated by the Preferred A and B Shareholders of Nortel as long as the Preferred A and B Shareholders shall have the right to nominate a representative in Nortel Board of Directors. The abovementioned five (5) members nominated by the Company shall be nominated as follows: two (2), together with their alternates, by TII and two (2), together with their alternates, by LOS W and one (1), together with his alternate, – who will be an independent director pursuant to Argentinean law – jointly by TII and LOS W. In the event the Preferred A and B Shareholders lose their right to nominate a representative in Nortel Board of Directors, TII and LOS W shall acquire the right to jointly nominate such board member – who will be an independent director pursuant to Argentinean law. (Such member(s) nominated jointly by the Parties is/are collectively or individually referred to as “Joint Member”).

3.3.2	Each of LOS W and TII shall be individually entitled to request and obtain the dismissal or removal, as provided herein, of the Joint Member from his respective position and authority at any time (the “Requesting Party”), if the Requesting Party in good faith believes, based on reasonable evidence, that such individual is not suitable for such position.

3.3.3	The Requesting Party shall notify its request by sending a written notice (the “Notice”) to the other Party (the “Non Requesting Party”). The Notice shall specify the reason of such request. Within fifteen (15) days period after receiving the Notice, the Parties shall meet and shall use their best efforts in order to find, in good faith, a mutually acceptable solution related to the Joint Member removal and/or dismissal.

3.3.4	In the event of failure of an agreement – within the period set forth hereinabove – the Parties shall immediately cause, through their representatives in the relevant Corporate Body, to make whatever action related to or connected therewith, needed to promptly achieve the removal or dismissal of such Joint Member. Upon such removal and/or dismissal, the Parties shall immediately select and nominate a Joint Member as a substitute of the one removed.

3.3.5	The Board of Directors of Nortel shall validly resolve upon any matter with the affirmative vote of the majority of the members attending the meeting.

3.3.6	The internal auditors of Nortel shall consist of three (3) members, of which two (2) will be nominated by TII, and one (1) will be nominated by LOS W. The external auditors will be jointly selected by the Parties, among auditing firms of international reputation.

3.3.7	The Comité de Auditoria required by Argentinean law shall be composed of three members of which one (1) shall be indicated by TII among the members nominated by TII on Nortel Board of Directors, and two (2) shall be the independent members on Nortel Board of Directors.

3.4	TELECOM ARGENTINA BOARD OF DIRECTORS AND AUDITORS

3.4.1	The Board of Directors of Telecom Argentina shall be composed of six (6) members: five (5) of which together with their alternates, shall be nominated by Nortel and one (1) of which, together with his alternate, shall be nominated by the minority shareholders. The abovementioned five (5) members nominated by Nortel shall be nominated as follows: three (3) together with their alternates by TII and two (2) together with their alternates, by LOS W, out of which one (1) will be an independent director pursuant to Argentinean law. In case the other shareholders of Telecom Argentina, other than TII and LOS W, are entitled to appoint more than one (1) board member, the board composition of Telecom Argentina shall be modified so that TII shall be entitled to nominate the majority of the members.

3.4.2	The Board of Directors of Telecom Argentina shall validly resolve upon any matter with the affirmative vote of the majority of the members attending the meeting. In case of a tie, the Chairman shall have a casting vote.

3.4.3	The internal auditors of Telecom Argentina shall number three (3), of which two (2) shall be nominated by TII and one (1) by LOS W. The external auditors will be jointly selected by the Parties, and shall be among auditing firms of international reputation.

3.4.4	The Comité de Auditoria required by Argentinean law shall be composed of three members of which one (1) shall be indicated by TII among the members nominated by TII on the Telecom Argentina Board of Directors, one (1) shall be the independent member nominated by LOS W on the Telecom Argentina Board of Directors and one (1) shall be the independent member nominated by the preferred shareholders on the Board of Directors.

3.5	SUBSIDIARIES’ BOARD OF DIRECTORS AND AUDITORS

The composition and rules of resolution of the Subsidiaries’ Board of Directors, internal auditors and Comité de Auditoria shall reflect, proportionally, the composition and rules of resolution of Telecom Argentina Board of Directors, internal auditors and Comité de Auditoria set forth in Section 3.4 above.

ARTICLE	4 – VOTING RIGHTS AND PARTIES’ PRIOR MEETING

4.1	Before any Shareholders, Board of Directors or Committee meeting, if any, of the Company, Nortel, Telecom Argentina and of any of the Subsidiaries that shall deliberate on any matter (i) to be submitted to the relevant shareholders’ meeting and/or (ii) related to or connected with preferred shareholders of Nortel, LOS W and TII, through their representatives, shall convene in a Parties’ Prior Meeting to define the manner in which the vote will be exercised by their respective representatives and appointees in the relevant Shareholders’ Meeting or meeting of the Board of Directors within Telecom Argentina Group in accordance with the provisions set forth in this Agreement. The Parties agree to vote, and to cause their respective representatives and appointees to vote or take any action only in strict compliance with the decisions of Parties’ Prior Meeting.

4.2	The Parties’ Prior Meetings will be called by any of the Parties, through a written notice sent, through fax or registered mail to the addresses listed in Section 21 below, at least 5 (five) days before the Parties’ Prior Meeting, with the Parties’ Prior Meetings taking place at least 48 (forty eight) hours before the relevant Corporate Bodies’ meeting. The notices of the Parties’ Prior Meetings shall contain a list of the subject to be examined. TII will appoint the secretary of the Parties’ Prior Meetings in order to draft the minutes, that shall be in English, related to the decisions that have been taken during the meetings of Parties’ Prior Meeting. These minutes shall have to be signed by the representatives of both LOS W and TII and shall constitute the mutual and irrevocable agreement of the Parties on said decisions.

In principle, the Parties’ Prior Meeting shall meet in Buenos Aires, Argentina or in Rome, Italy, but nothing prevents the Parties’ Prior Meeting to meet in video conference or teleconference or in any other place if all its members so decide.

The Parties’ Prior Meeting will also be able to proceed with decisions agreed by correspondence (fax, telex, etc.) among the members of the Parties’ Prior Meeting or any other member specifically designated by such members.

4.3	If, for any reason, a meeting of the Shareholders’ Meeting or the Board of Directors of any company of Telecom Argentina Group is called in an urgent manner, under the terms of their respective By-Laws, then the Parties’ Prior Meeting shall take place as early as possible before such Shareholders’ Meeting or meeting of the Board of Directors, for the purpose of deliberating on the issues to be discussed by the shareholders or the members of the Board.

4.4	The Parties’ Prior Meeting shall be composed of 3 members, of which two (2) appointed by TII and one (1) by LOS W and shall be held with the presence of both LOS W and TII representatives. If any of LOS W or TII representatives do not attend the meeting, a second one will be automatically scheduled for 24 (twenty-four) hours later, at the same time and place, and such second meeting shall be validly held with the majority of its members, irrespective of the presence of the representatives of LOS W or TII, and the decision shall be binding on the Parties.

4.5	The resolutions shall be taken with the affirmative vote of the majority of the members attending the Parties’ Prior Meeting, without prejudice to LOS W veto rights on the Supermajority Matters set forth in Section 4.6 below and provided, however, that such veto rights shall be exercised only when LOS W considers the matter material, for the benefit and in the best interest of Telecom Argentina and when the matter object of deliberation is a subject listed in Section 4.6.

Failure by LOS W to attend a Parties’ Prior Meeting shall be deemed a waiver of its veto rights.

4.6	The Parties shall convene in a Parties’ Prior Meeting before any Shareholders’ meeting or meeting of the Board of Directors of the Company, Nortel and Telecom Argentina that shall deliberate on any Supermajority Matters. LOS W shall have a veto right, to be exercised pursuant to this Agreement, on the following Supermajority Matters:

(i)	the approval of any amendment to the By-laws;

(ii)	dividend policy;

(iii)	any capital increase or decrease, except for any capital increase or decrease connected to any possible debt restructuring;

(iv)	changing of headquarters’ location;

(v)	any acquisition of subsidiaries and/or creation of subsidiaries;

(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries;

(vii)	decisions relating to the establishment of joint ventures;

(viii)	constitution of any charges, liens, encumbrances, pledge or mortgage over assets, exceeding in the aggregate the amount of 20,000,000 (twenty million) USD;

(ix)	any change of external auditors, to be chosen among auditors of international reputation;

(x)	any related party transaction which is not on an arms’ length basis, exceeding the amount of 5,000,000 (five million) USD, with the exception of (a) any correspondent relationships, traffic agreement and/or roaming agreements with any national and/or international telecommunications carriers/operators, including the establishment, expansion or amendment of such correspondent relationships with any new telecommunications carriers; and (b) any transaction connected with the debt restructuring;

(xi)	any extraordinary operation involving Telecom Argentina Group, exceeding the amount of 30,000,000 (thirty million) USD, except for any operation connected with the debt restructuring of Telecom Argentina; and

(xii)	the approval of the financial statements.

4.7	Should the Parties be unable to reach a positive decision in a Parties’ Prior Meeting (“Deadlock”), the following procedure shall apply:

(i)	the matter in relation to which the Deadlock arose shall not be discussed by the relevant Shareholders’ Meeting or Board of Directors’ meeting and the Parties shall reconvene in a new Party’s Prior Meeting within five (5) days from the date in which the Deadlock arose to discuss and resolve the Deadlock and shall promptly call the new relevant Shareholders’ Meeting or Board of Directors’ meeting;

(ii)	in case of failure by such new Parties’ Prior Meeting to solve the Deadlock, the respective Chairman of the Parties shall meet to resolve it within ten (10) days from the date of such new Parties’ Prior Meeting.

4.8	If the Deadlock is not solved through the above described procedure and continues for a period of thirty (30) days after commencement of the escalation provisions in clause 4.7 above, the matter may at the option of any Party be submitted to arbitration in accordance herewith during the next fifteen (15) days by providing written notice to the other Party. Such Deadlock shall be solely and finally settled by a speedy arbitration conducted in accordance with the Rules set forth by the ICC, Paris. Each of LOS W, on the one hand, and TII, on the other hand, shall have ten (10) days to select its arbitrator after receipt of a notice by the Party requesting arbitration in accordance with the foregoing. If any Party does not make such appointment within such time, the ICC Rules shall apply for the appointment of such arbitrator. Upon such selection, the two party-appointed arbitrators shall have ten (10) days to appoint the chairman and, if the two party-appointed arbitrators do not make such appointment within such time, the President of ICC shall make such appointment within ten (10) days. The chairman shall be a businessman or a lawyer with at least ten years of experience with international business transactions. The arbitral tribunal shall decide the matter and render a written award within thirty (30) days thereafter. Each Party shall abide by any award rendered by the arbitrators which shall be considered final and binding by any Party. All such awards may be enforced and executed upon in any court having jurisdiction over the Party against whom enforcement of such award is sought. All Parties shall cooperate in such procedure and perform all necessary acts to ensure adherence to this schedule. The seat of arbitration shall be Geneva, Switzerland, and the proceedings shall be conducted in the English language. The cost of arbitration shall be borne by the Party deemed responsible for the Deadlock.

ARTICLE 5 – TELECOM ARGENTINA BUDGET APPROVAL

5.1	LOS W and TII shall form an Advisory Committee that shall meet before any Shareholders’ Meeting or Board of Directors’ meeting of Telecom Argentina to resolve upon the approval of Telecom Argentina budget in order to define the manner in which the vote will be exercised by their respective representatives in such meetings. Such Advisory Committee shall be composed of 4 members, of which 2 (two) shall be appointed by LOS W and 2 by the TII, and shall resolve with the affirmative vote of the majority of its members.

5.2	In case the Parties are unable to agree on the approval of Telecom Argentina budget, the matter shall be submitted to Chief Executive Officer of Telecom Italia S.p.A. (“Senior Manager”), who shall have the power to solve the issue at his own discretion, and whose decision shall be binding on the Parties.

5.3	LOS W and TII agree to vote and to cause their respective representatives and appointees to vote or take any action only in strict compliance with the results of the Advisory Committee and/or of the Senior Manager, as the case may be.

ARTICLE 6 – GENERAL COMMUNICATION OF INFORMATION

6.1	The Parties have agreed that the success of their common purpose pursuant to this Agreement requires a mutual knowledge of all information available to one Party, related to the activities of Telecom Argentina Group, as well as to the Argentine market and/or as the case may be the political, financial and economic background which would be of any interest for the other Party.

6.2	This information will be transmitted to the other Party as soon as it is known by one Party.

ARTICLE 7 – TRANSFER OF SHARES

7.1	Notwithstanding anything to the contrary in this Agreement, until 31st December 2008, LOS W shall not, except with the prior written consent of TII, directly or indirectly assign, transfer, dispose otherwise, pledge, encumber any Share or any interest in any Share owned by it, grant an option over any Share. From December 31, 2008 until December 31, 2013, LOS W will own at least 2% of the Company share capital, so long as TII has not exercised the call option granted by LOS W relating to the 2% participation in Newco.

7.2	Notwithstanding anything to the contrary in this Agreement, LOS W shall always be prevented from directly or indirectly assigning, transferring or otherwise disposing any of its Shares and/or right to Shares to any Telecom Competitor as well as from directly or indirectly assigning, transferring or otherwise granting any of its rights and/or obligations to any Telecom Competitor, without the prior written consent of TII.

7.3	Notwithstanding anything to the contrary in this Agreement, no direct or indirect transfer of any Shares, including transfer to Affiliates, shall be permitted (i) unless, prior to such transfer, the transferee executes and delivers a counterpart copy of this Agreement or otherwise agrees to be bound by the terms and conditions hereof to the transferring Party in form and substance reasonably satisfactory to the other Party; (ii) unless such transfer would not result in a breach of any provision of this Agreement applicable to the transferring Party and (iii) all Authorizations required for such transfer, if any, have been obtained.

7.4	Notwithstanding anything to the contrary in this Agreement, LOS W and TII shall be entitled, upon prior written notice to the other Party, to transfer all, but not less than all, of its Shares to any of its Affiliate; except that Los W is entitled to partially assign its shares for two times only to two of its affiliates, provided that prior to such transfer, the Affiliate agrees in writing with each LOS W and TII to transfer such Shares back to the transferring Party (and the transferring Party shall buy back such Shares) immediately in the event that such Affiliate ceases to be an Affiliate of the transferring Party, and Section 7.3 and all other applicable provisions hereof shall be complied with. Notwithstanding any such transfer, unless otherwise agreed by the non-transferring Party, the transferring Party shall unconditionally guarantee all the obligations of the affiliate under this Agreement in form and substance reasonably satisfactory to the non-transferring Party.

7.5	The Parties may directly or indirectly transfer or accept an offer to transfer all or part of the Shares to any person, provided that:

(i)

In case a Party (the “Selling Party”) intends to transfer its Shares and shall have received a bona fide offer (solicited or unsolicited) in writing (a “Bona Fide Offer”) from any third party (the “Third Party”), which Bona Fide Offer shall provide for the purchase of all (but not part) of the Selling Party’s Shares (the “Transfer Shares”) in exchange for the consideration specified therein, the Selling Party shall first give written notice (the “Transfer Notice”) to the other Party (the “Non-Selling Party”) stating (1) the Selling Party’s intention to transfer the Transfer Shares pursuant to the Bona Fide Offer, (2) the number of Transfer Shares, (3) the name and address of the Third Party, (4) the offered purchase price per share of the Transfer Shares, expressed solely as a Dollar amount, and the manner of payment thereof (which shall be solely in the form of cash or other form of payment in immediately available funds) and (5) such other information regarding the Bona Fide Offer and the Third Party as the Non-Selling Party may reasonably request. The Transfer Notice shall be accompanied by a copy of the Bona Fide Offer, which shall be in writing and signed by the Third Party and by a guaranty or letter of credit of the Selling Party in form and substance reasonably satisfactory to the Non-Selling Party for an amount equal to ten percent (10%) of the aggregate proposed purchase price (“Closing Guaranty”), which Closing Guaranty may be drawn upon by the Non-Selling Party in the event the sale of the Transfer Shares is not consummated in accordance with the terms of this Section 7;

(ii)	The Non-Selling Party shall have the irrevocable right, but not the obligation, to purchase the Transfer Shares. Such option (the “Right of First Refusal”) shall be exercised by notifying the Selling Party within sixty (60) days from receipt of the Transfer Notice. Failure by the Non-Selling Party to deliver the notice hereunder shall be deemed an election not to exercise the Right of First Refusal;

(iii)	In the event that the Non-Selling Party elects to exercise the Right of First Refusal, the Selling Party shall effect the proposed transfer with respect to the Transfer Shares on the terms (as regards price and method of payment) set forth in the Transfer Notice and the transfer of Transfer Shares shall take place on or before the 120th day following receipt of the Transfer Notice (the “Shareholders Closing”), when the Selling Party shall deliver to the Non-Selling Party the certificate or certificates representing the Transfer Shares, and, in addition, the Share transfer form, against delivery by the Non-Selling Party of the purchase price thereof as specified in the Transfer Notice.

(iv)	In case LOS W is the Non-Selling Party, it shall also have the irrevocable and exclusive option, but not the obligation, to sell to the Third Party, the same number of shares that the Selling Party intends to transfer to the Third Party up to the number of shares owned by LOS W (the “Tag Along Right”), in which case the Selling Party shall ensure that, if the Third Party acquires the Transfer Shares, the Non-Selling Party Shares are sold at a price per share equal to the price per share and on the same terms and conditions indicated in the Transfer Notice. The Tag Along Right shall be exercised by notifying the Selling Party within sixty (60) days of receipt of the Transfer Notice by the Non-Selling Party. Failure by the Non-Selling Party to deliver the notice hereunder shall be deemed an election not to exercise the Tag Along Right.

(v)	In the event that the Non-Selling Party elects to exercise the Tag Along Right, the Selling Party may accept the Bona Fide Offer, giving copy of such accepting to the Non-Selling Party.

(vi)	In the event that the Non-Selling Party does not exercise the Right of First Refusal or the Tag Along Right, or if the Non-Selling Party exercises such a Right of First Refusal or Tag Along Right but the sale of the Transfer Share is not consummated as provided herein based on actions or inactions of the Non-Selling Party (the date of the occurrence of either of such events being the “Non-Selling Party Termination Date”), then the Selling Party shall be free to sell to the Third Party all the Transfer Shares (in whole and not a part thereof) on the terms set forth in the Bona Fide Offer; provided, however, that all other restrictions on such Transfer set forth in this Agreement have been satisfied. If such sale to the Third Party is not consummated or the related share purchase agreement is not entered into within sixty (60) days from the Non-Selling Party Termination Date, the Transfer Shares shall once again become subject to the restrictions of this Section 7.

7.6	Notwithstanding anything to the contrary contained herein, in the event that TII receives a Bona Fide Offer to acquire the entire Company share capital, then TII shall have the right to require to LOS W, or any successor thereof, and LOS W, or any successor thereof, shall be obliged to, sell to the Third Party all its shares at the same terms and conditions set forth in the Bona Fide Offer, provided however that the price per share shall be not lower than a price as it results from a value for the one hundred per cent of the Company share capital equal to the fair market value as defined in Appendix A, hereto and 331,833,000 USD whichever is higher.

7.7	LOS W Controlling Shareholder shall be entitled to, upon prior notice to the Company and to TII, to transfer their respective shares in LOS W between or among themselves (and only in this case) without being subject to the obligations and restrictions set forth in Section 7 herein, provided however that no transfer to a third party will be valid without the prior approval of TII.

ARTICLE 8. CERTAIN DUTIES OF THE PARTIES

8.1	LOS W Guarantor Company executes this Agreement hereby agreeing to be liable jointly with LOS W, jointly and severally, as primary obligor, for the due performance of the obligations imposed directly or indirectly on any LOS W by this Agreement, its Exhibits or any instruments or agreements referred to herein or therein.

ARTICLE 9. ACTIONS AT CLOSING

9.1	Upon Closing the Parties agree to immediately take the following actions:

(i)	cause the Company, Nortel, Telecom Argentina and any Subsidiaries to promptly call the respective Shareholders’ Meetings and Board of Directors’ Meetings in order to implement the governance provisions set out in Section 3 above and/or 13 below;

(ii)	cause Telecom Argentina and any Subsidiaries to promptly amend, if necessary, its respective By-laws in order to reflect, to the maximum possible extent permitted by the applicable rules and regulation, the provisions contained in this Agreement.

(iii)	cause Nortel Shareholders’ Meeting to unify class A and B ordinary shares in one single class; and

(iv)	cause Telecom Argentina Stet – France Telecom S.A. Shareholders’ Meeting to change the company’s name to Telecom Argentina S.A.

ARTICLE 10. EVENT OF DEFAULT

10.1	Failure to comply with the provisions set forth in Sections 3, 4.1, 7, 9 and 13, due to action or omission of any Party shall constitute an event of default of such non complying Party (“Event of Default”). In the event that LOS W, on the one hand, or TII, on the other hand, commit an Event of Default, LOS W (in case of an Event of Default of TII) or TII (in case of an Event of Default of LOS W) (respectively, as the case may be, the “Non-Defaulting Shareholder”) shall have an irrevocable right, but not the obligation, to (i) buy from the other Party (“Share Purchase Option”) or (ii) sell to the other Party (“Share Sale Option”) in accordance with the terms set forth below, all and not less than all of the Shares then owned (whether directly or indirectly) by LOS W or TII, as the case may be.

10.2	The Share Purchase Option or the Share Sale Option may only be exercised after the occurrence of any of the Event of Default and notice of such exercise must be delivered in writing by the Non-Defaulting Shareholder to the other Party, provided however that the Non-Defaulting Shareholder shall grant a cure period of fifteen (15) days from the date in which such notice has been sent (“Cure Period”), and provided that failure of the Non-Defaulting Shareholder to exercise its rights under this Section with respect to any Event of Default shall not constitute a waiver of such rights with respect to any subsequent Event of Default.

10.3	The price of the Share Purchase Option (hereinafter, the “Purchase Price”) shall be equal to the Fair Market Value of the Shares sold (as defined in Section 10.9 below) minus ten percent (10%), and the price of the Share Sale Option (hereinafter the “Sale Price”) shall be equal to Fair Market Value of the Shares sold plus ten percent (10%).

10.4	In the event a Non-Defaulting Shareholder is exercising rights under the Share Purchase Option and the Event of Default has not been cured within the Cure Period by the Party which is not the Non-Defaulting Shareholder, the Non-Defaulting Shareholder must pay the Purchase Price of the Shares being purchased to the Party, whichever is not the Non-Defaulting Shareholder (such Shareholder, the “Shareholder-at-Fault”) within thirty (30) days after final determination of the Fair Market Value of the Shares. In the event a Non-Defaulting Shareholder is exercising rights under the Share Sale Option, the Shareholder-at-Fault must pay the Sale Price for the Shares of LOS W (in the case that LOS W is the Non-Defaulting Shareholder) or the Shares of TII (in the case that TII is the Non-Defaulting Shareholder) within thirty (30) days after determination of the Fair Market Value of the Shares. In both cases, all amounts shall be indexed for inflation as determined, as from the date the Fair Market Value of the Shares of the Company is determined, in accordance with the applicable index to be mutually agreed between LOS W and TII, and in the absence of agreement between said Parties, that index determined by the Non-Defaulting Shareholder auditors. In the event selling Shareholder happens to be TII, the Sale Price shall be remitted abroad as indicated by TII and paid to TII in U.S. Dollars. Upon payment of the Purchase Price or Sale Price, as applicable, the Non-Defaulting Shareholder, and other appropriate Shareholders, shall execute the applicable corporate books and registries of the Company and any other corporate documents or instruments reflecting the assignment and transfer of the applicable Shares to the Non-Defaulting Shareholder in accordance herewith, or the assignment and transfer of all of the Non-Defaulting Shareholder’s Shares to the applicable Shareholder in accordance herewith.

10.5	Each Party shall pay and shall be subject to all taxes imposed on it by applicable laws and regulations on the sale, assignment and transfer of the Company’s Shares described in this Section 10.

10.6	In the event an assignment and transfer of Shares takes place under the provisions of this Section 10, this Agreement shall be terminated in relation to the selling Shareholder and shall produce no further effects thereafter, except that such termination shall in no way operate to impair, exclude or destroy any other rights or remedies of any Party (including selling Shareholder or any individuals or companies in any way related, whether directly or indirectly, to same) under this Agreement, nor shall it relieve any Party (including selling Shareholder or any individuals or companies in any way related, whether directly or indirectly, to the same), or Company of its obligations to comply with any of the provisions of this Agreement, which obligations have accrued prior to the effective date of termination or which are expressly stated to survive termination or which, by their very nature, are intended to survive termination.

10.7	The Parties and their respective successors under whatever title shall not invoke any provision of this Agreement or of any other agreement or instrument, to hinder, thwart or in any way prevent the sale, assignment and transfer of Shares provided for in this Section or any other Section from being fully carried out and the sale, assignment and transfer of shares being duly formalized. Moreover, the selling Shareholders shall deliver to the purchasing Shareholders good title, free and clear of any liens, claims, charges, encumbrances, security interests or options of whatever kind, to its shares and shall transfer all rights inherent to them such as voting rights, profits, dividends, bonuses and preferences. Selling Shareholders and their respective successors shall be liable for all and any obligations or liabilities inherent or related to the Shares prior to their final sale, assignment and transfer to purchasing Shareholders.

10.8	In case the Non-Defaulting Shareholder exercises the Share Purchase Option or the Share Sale Option, as the case may be, the provisions of this Section shall expressly survive the termination of this Agreement until the transactions contemplated herein are fully completed.

10.9

For the purpose of this Section, “Fair Market Value” of the Shares sold shall mean, at any time, the fair market value per Share, as of the last day of the month prior to the date notice of a Share Purchase Option or Share Sale Option is exercised hereunder multiplied by the number of Shares held by the selling Shareholder, increased by the amount of any distributions to which the selling Shareholder is then entitled but which have not yet been paid and otherwise determined as follows: (i) a value of the Company as a going concern determined in good faith by LOS W and TII based upon both short term and long term considerations that are customary in such valuations, including, but not limited to, the most recent financial statements, with consideration for any non-recurring events that would not normally affect the value of a company, public market values (or known recent private transaction valuations) of comparable companies and/or companies in similar industries, and structural and/or strategic changes to Company and its subsidiaries, but without any control premium or minority discount, and a value of the Company based on internationally common methods of appraisals, such as, inter alia, discounted cash flow analysis (taking into account the most recent approved business plan of the Company); and (ii) if LOS W and TII cannot agree upon the Fair Market Value of the Shares to be sold pursuant to clause (i) above within ten (10) days after the date notice of the exercise of a Share Purchase Option or Share Sale Option is received, the value as determined by an appraisal which shall value the Company as a going concern based upon the considerations set forth in clause (i) above. Such appraisal shall be conducted (A) by a firm of internationally recognized investment bankers jointly selected by LOS W and TII or (B) if such Shareholders are unable to agree on a single firm of investment bankers, by two internationally recognized investment banking firms, each selected by LOS W and TII, each of which shall determine the Fair Market Value, in which case the Fair Market Value of the Shares of the firms shall separately determine, within 45 days of the end of the above-mentioned 10 days selling Shareholder shall be the average of the two valuations. Each of the investment banking period, the Fair Market Value of the Shares. Each investment banking firm shall express its valuation as a single number in US dollars. The mid-point of the valuation (the “Mid-Point”) will then be calculated by dividing the sum of the two separate valuations by two. To the extent that such valuation is within the range which is 10% above or 10% below the Mid-Point (the “Range”), the Mid-Point shall be used. If either or both the valuations fall outside of the Range, then LOS W and TII shall jointly choose (or, if LOS W and TII are unable or unwilling to so jointly choose, the two appraisers shall choose) a disinterested internationally recognized investment banking firm as a third appraiser to complete an appraisal within an additional 45 days, which appraisal shall be equal or somewhere between the two prior appraisals and such third appraisal shall be the final and binding determination of the Fair Market Value.

        In addition, for purposes of determining Fair Market Value hereunder, all transactions between any Company and/or its subsidiaries, employees, directors or shareholders shall be calculated on the basis of an arms length transaction. The determination of the Fair Market Value as determined pursuant to this Section 10.9 shall be final and conclusive on all Parties hereto, absent manifest error. The cost of determining the Fair Market Value shall be borne by the Shareholder-at-Fault.

ARTICLE 11. – AUTHORIZATIONS

11.1	The Parties agree to co-operate, in good faith, to obtain and maintain the necessary Authorizations from the appropriate Argentine authorities and/or any other Governmental Authority and to be in full compliance with conditions of issuance (Condiciones de Emission de Acciones Preferidas) of the Preferred A and B shares of Nortel.

11.2	During the time period necessary for the said Authorizations, approvals and compliance, the Parties will carry on the management of the Telecom Argentina Group in a way as to keep the relevant activities at the lowest possible profile compatible with the duties of the directors and managers of Telecom Argentina, without however breaching any obligations provided for by any licenses and related regulatory documentation granted to Telecom Argentina Group.

11.3	Upon a transfer of Shares, each Party undertakes to maintain a participation in the Company share capital in the amount required by applicable law or regulation, including license or authorizations held by any company of Telecom Argentina Group.

ARTICLE 12. – ISSUANCE OF COMPANY NEW SHARES

12.1	The Parties shall have a pro rata pre-emptive right to subscribe to any or all additional issues of shares of Newco or any securities of Newco whether convertible into such shares or not, unless otherwise decided by the Board of Directors or the Shareholders meeting.

ARTICLE 13 – PARTIES’ PARTICIPATION IN TELECOM ARGENTINA GROUP

13.1	Without prejudice to the above, with respect to LOS W direct or indirect participation in the Company (“LOS W Shares”) common share capital, the following provisions shall apply, as long as the participation held by TII in Newco share capital is higher than the participation held by LOS W. Should TII participation decrease to a participation lower than the participation held by LOS W, Section 13 shall apply mutatis mutandis to TII.

13.1.2	In the event LOS W Shares are equal to a percentage higher than 40% of the Company common share capital, the board composition of the companies of Telecom Argentina Group shall be as set forth in Section 3.

13.2	In the event LOS W Shares are equal to a percentage between 40% minus one share and 30% included of the Company common share capital, the board composition of the companies of Telecom Argentina Group shall be modified as follows:

(a)	Newco Board of Directors: six (6) members, of which four (4), together with their alternates, nominated by TII and two (2), together with their alternates, nominated by LOS W:

(b)	Nortel Board of Directors: seven (7) members, of which six (6), together with their alternates, nominated by the Company, and one (1), together with his alternate, nominated by the Preferred A and B Shareholders of Nortel – as long as the Preferred A and B Shareholders shall have the right to nominate a representative in Nortel Board of Directors. The abovementioned six (6) members nominated by the Company shall be nominated as follows: four (4) members, together with their alternates, by TII and two (2), together with their alternates, by LOS W of which one (1) will be an independent director pursuant to Argentinean law. In the event the Preferred A and B Shareholders lose their right to nominate a representative in Nortel Board of Directors, TII and LOS W shall acquire the right to jointly nominate such board member – who will be an independent director pursuant to Argentinean law.

(c)	Telecom Argentina Board of Directors: seven (7) members, of which six (6), together with their alternates, nominated by Nortel, and one (1), together with his alternate, nominated by the minority shareholders of Telecom Argentina. The abovementioned six (6) members nominated by the Company shall be nominated as follows: four (4) members together with their alternates, by TII and two (2), together with their alternates, by LOS W, one (1) of which will be an independent director pursuant to Argentinean law.

(d)	The Subsidiaries Board of Directors composition shall reflect the composition of Telecom Argentina Board of Directors.

For the purpose herein, whenever necessary LOS W shall cause the prompt resignation of any of its nominees.

13.3	In the event LOS W Shares are equal to a percentage between 30% minus one share and more than 24% included of the Company common share capital, the board composition of the companies of Telecom Argentina Group shall be modified as set forth in Section 13.2 above, provided however that LOS W shall lose the veto rights on the Supermajority Matter set forth in Section 4.6(iii), (vi), (viii), (xi) and (xii).

13.4	In the event LOS W Shares are equal to a percentage between 24% or lower of the Company common voting share capital, then LOS W shall automatically lose any and all rights established under this Agreement, except for the right of the first refusal established in section 7.5, and shall maintain any and all obligation set forth herein, causing (i) its representative in the Company Shareholders’ Meeting to vote always in compliance with the previous written instructions notified by the representatives of TII and (ii) the prompt resignation of any of its nominees in any company of Telecom Argentina Group, including all of its representatives in any corporate bodies of Telecom Argentina Group.

13.5	Notwithstanding anything to the contrary contained in this Agreement, in the event that LOS W or TII sell their respective whole participation in the Company common voting share capital then LOS W or TII, as the case may be, shall automatically lose any and all rights established under this Agreement and shall be replaced by the new shareholder, which shall assume, by entering into this Agreement with the other Party, (i) in case of TII any and all rights and obligation pertaining to TII hereunder, (ii) in the case of LOS W, the right and obligations pertaining to LOS W hereunder including the veto rights on the Supermajority Matters set forth in section 4.6 (i), (ii), (iv), (v), (vii), (ix) and (xi) above, as well as, if consented by TII, on all the other Supermajority Matters set forth in Section 4.6. For the purpose hereof TII consent shall not be unreasonably withheld in case the new shareholder is a sound and reputable company or financial institution.

13.6	In the event set forth in section 13.3 above, LOS W shall cause the prompt resignation of any of its nominee in any company of Telecom Argentina Group, including all of its representative in any corporate bodies of Telecom Argentina Group.

ARTICLE 14 – CONFIDENTIALITY

14.1	Terms and conditions of this Agreement will be kept by each Party as strictly confidential. Information and documentation exchanged between the Parties will be kept confidential by each Party and only released within its organization and its employees who have a need to know it or use it in the performance of their assignments pursuant to this Agreement

14.2	Each Party shall use its best efforts to ensure that its employees who have to receive such information or have access thereto shall be properly advised of and be bound by that Party’s confidentiality obligations.

14.3	The said information and documentation will be returned to the revealing Party on its request, in case of withdrawal of a Party from the Agreement.

14.4	The preceding provisions will not apply to any request made to a party by any public authority, provided that the Party so requested will give the other Party prompt notice thereof.

ARTICLE 15 – AUDIT RIGHTS

15.1	Upon request of TII or LOS W, as the case may be, to the Chairman or other governing body, each Party shall have the right also through its representatives, at least once a year, at its own expenses, to conduct an audit review on all documents, activities or materials relating to Newco (including without limitation all of the company’s books, records and accounts) provided that the day to day management of such company is not affected. Such audit review may be performed by senior professionals of TII or LOS W, as the case may be, or exercised through an independent certified public accountant or other professional advisor designated by TII or LOS W, as the case may be, in a notice to the Chairman or other governing body of the company involved in the audit.

15.2	The company involved in the audit, shall in any case promptly provide to the requesting party all documents or materials relating to it as the preceding paragraph and with the information necessary for such requesting party to comply with tax laws applicable to it and for TII or LOS W to prepare its own regular financial reports and financial statements in accordance with accounting policies and principles applicable to it, provided that the requesting party shall bear the reasonable cost of any assistance from external lawyers or accountants which is required by the company involved in the audit (and engaged after consultation with the requesting party) to provide such information.

15.3	In any case TII and/or LOS W shall have the right to visit and inspect any of the properties of the companies of Newco and discuss its affairs, finances and accounts with their officers, all at such reasonable times and as often as may be reasonably requested to the companies of Telecom Argentina Group management.

15.4	The Parties agree that any confidential, proprietary or secret information which they may obtain from the companies of Newco pursuant to reports, documents or other materials submitted by Newco as required hereunder, or pursuant to visitation or inspection rights granted hereunder, shall be deemed to be confidential information and subject to Article 14 above.

15.5	The audit, visitation or inspection rights granted to the Parties hereunder shall be subject to any and all limitations provided by the Argentina laws or regulations.

ARTICLE 16 – SEVERABILITY

16.1	If any one or more of the provisions or portions thereof contained in this Agreement, shall be invalid or unenforceable in any respect under any applicable law, the validity, legality, and enforceability of the remainder of this Agreement shall not be affected or impaired in any manner whatsoever; provided, however, that in such event the Parties will use their reasonable best efforts to achieve the purpose of the invalid or unenforceable provision by a new legally valid stipulation.

ARTICLE 17 – OTHER SHAREHOLDERS AND SHARES WITHIN TELECOM ARGENTINA GROUP

17.1	Each Party shall fully disclose to each other any contractual arrangement executed or to be executed with any other shareholder of any company of Telecom Argentina Group, provided that they shall not enter into any arrangement with the preferred A or B shareholders of Nortel.

17.2	The Parties undertake not to exercise the voting rights attached to the preferred shares of any company of the Telecom Argentina Group.

ARTICLE 18 – TERM AND TERMINATION

18.1	This Agreement shall be valid upon its execution and shall come in full force and effect upon consummation of the FT Transfer.

18.2	This Agreement shall remain valid for a period of 15 (fifteen) years starting from the date of its execution.

18.3	This Agreement shall terminate by mutual agreement of the Parties.

ARTICLE 19 – APPLICABLE LAW

19.1	This Shareholders Agreement shall be governed by and interpreted in accordance with the applicable law of Argentina.

ARTICLE 20 – ARBITRATION

20.1	Any Dispute between the Parties which may arise as a result of, in connection with or related to this Agreement shall be settled finally in accordance with the then applicable Rules of the ICC of Paris by three arbitrators appointed in accordance with said Rules.

20.2	The Place of Arbitration shall be Geneva (Switzerland) and the language of Arbitration shall be English.

20.3	Notwithstanding the above, the Parties may apply to any court of competent jurisdiction or to the arbitrators, once appointed, for interim remedies.

ARTICLE 21 – NOTICES

21.1	Whenever written notice is required under the provisions of this Agreement, such written notice shall be sent by fax and by registered airmail with return receipt requested, addressed to the Parties at their respective addresses set forth in the preamble to this Agreement or to such other address as either Party may thereafter communicate to the other in writing. Such notices shall be addressed to the personal attention of:

If to TELECOM ITALIA INTERNATIONAL N.V.

Atrium 3111

Amsterdam Attention to: Mr. Carlo Baldizzone

Facsimile: +31 20 3010951

If to LOS W or to LOS W Guarantor

Avenida Madero 900, Buenos Aires, Argentina

Attention to: Mr. Gerardo Werthein

Facsimile: +54 11 48578016

ARTICLE 22 – PUBLIC ACCOUNTANT

22.1	Each Party agrees that it will not make any public disclosure regarding this Agreement or its substance without the prior written approval of the other Party.

ARTICLE 23 – AMENDMENTS

23.1	The Parties may amend this Agreement at any time through an amendment made in writing and executed by an authorized representative of each party.

IN WITNESS WHEREOF, the Parties hereto have executed three (3) counterparts of this Agreement on September 9, 2003.

TELECOM ITALIA

duly authorized representative

W DE ARGENTINA INVERSIONES S.L.

Gerardo Werthein

LOS W Guarantor Company

Gerardo Werthein

LOS W Sociedad Anonima Controlling Shareholders

Leo Werthein	Daniel Werthein

Adrian Werthein	Gerardo Werthein

APPENDIX A

To

SHAREHOLDERS AGREEMENT

Determination of the Fair Market Value of Newco

Market value of Telecom	a

Nortel Inversora	b

Asset Value Nortel	c=a*b

Preferred A	d
Other financial Debt	e
Cash and other assets	f
Net	g=d+e-f

Nortel Equity	h=c-g

Preferred B Stake	i
Preferred	l=i*h

Value of Nortel common Equity	m=h-l

Newco Stake of Nortel common Equity	k

Newco Asset	n=m*k

Financial Debt	o
Cash and other assets	p
Net	q=o-p

Value of Newco	r=n-q

Value of 18% of Newco	s

a)	Stock Market value of Telecom Argentina group based on 60 days weighted average ADR price of TA shares listed on NYSE at the exercise time of the option. In case at the exercise time ADR is no longer listed, the valuation will be based on TA share price in BA stock exchange converted at the 60 days weighted average pesos/USD exchange rate.
b)	Nortel Inversora’s stake in TA owned at the exercise time of the option.
d)	Value of Nortel Preferred A shares based on Book value (debt according US-GAAP) converted into USD.

i)	Preferred B number of shares on total Nortel number of shares (fully diluted according US-GAAP) at the exercise time of the option.
o)	Financial debt based on Book value of the most recent quarterly report converted in USD (spot rate of the quarterly report). If the Debt value as of line (g) is changed more than 2.5%, the Debt will be changed according to pre-closing data.

Cash and other assets means Cash and other assts mutually agreed.

A-2